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                                                                     EXHIBIT 7.1
                                 PROMISSORY NOTE

Final Maturity Date:  June 1, 1999                                    $1,500,000

         For value received, Third Capital Partners, LLC ("Payor") promises to pay to Oeri Finance, Inc., or permitted assigns ("Payee") the principal sum of One Million Five Hundred Thousand Dollars and no cents ($1,500,000) in lawful tender of the United States of America for the payment of debts, public and private, (or by wire transfer of such amount in immediately available funds) in accordance with the payment schedule set forth below, but in any event on or before June 1, 1999 at Oeri Finance, Inc., Peter Merian-Strasse 50, CH-4002 Basel, Switzerland, or at such other location as Payee may designate by written notice delivered to Payor, with interest thereon as below provided.

         Interest on the principal balance of this Note from time to time outstanding shall accrue from the date hereof or the most recent date to which interest has been paid at the annual rate of eight percent (8.0%) per annum, and shall be payable monthly on the last business day of each month, commencing June 30, 1998 and upon final payment of the principal balance outstanding. Such interest accruals shall be computed on the basis of a 360 day year consisting of 12 months of 30 days each, and the actual number of days elapsed within any such month to or from the date of a payment of interest or of principal. Principal payments of Seven Hundred Fifty Thousand Dollars ($750,000) each shall be due on December 31, 1998 and June 1, 1999.

         This Note is secured in accordance with that certain Pledge Agreement of even date herewith by and between Third Capital Partners, LLC and Oeri Finance, Inc.

         If any payment of interest is not paid within ten days of the date on which it was due, the Payee may, at any time prior to the receipt of payment of all interest due (including interest on overdue interest), declare the principal balance of this Note due and payable in full immediately, whereupon such principal balance shall become due and payable in full immediately together with all interest accrued thereon.

         The principal balance of, and accrued interest on, this Note may be prepaid at any time or times, in whole or in part, by the Payor without premium or penalty. Prepayments so made shall be


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allocated first to accrued and unpaid interest to the date of payment and then to principal.

         If suit or other legal proceedings shall be instituted to collect on this Note, the Payor agrees to pay to the Payee such additional amount as may be fixed as reasonable attorneys' fees and costs of collection.


         This Note shall be governed by and enforced in accordance with the laws of the State of California, United States of America.

         Executed at Basel, Switzerland, this 26th day of May, 1998.

                                                  Third Capital Partners, LLC



                                                  By /s/ James G. Lewis
                                                    ---------------------------






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